Exhibit 21.1

Subsidiaries Of The Company

Iovance Biotechnologies GmbH, a company formed under the laws of Switzerland.

Iovance Biotherapeutics Manufacturing LLC, a limited liability company formed under the laws of the Commonwealth of Pennsylvania.